Exhibit 99.2

WeShop VOTE

Online

Go to **www.investorvote.com/WSHP** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically must be received by 4:59 a.m., BST, on 13 October 2026.

Stockholder Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the WeShop Holdings Limited Stockholder Meeting to be Held on 16 October 2026

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual stockholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Notice of Annual General Meeting and Proxy Statement and 2025 Annual Report are available at:

www.investorvote.com/WSHP

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/WSHP.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before 6 October 2026 to facilitate timely delivery.

2 N O T

04C1BC

Stockholder Meeting Notice

WeShop Holdings Limited's Annual General Meeting of Stockholders will be held on 16 October 2026 at JTC House, 28 Esplanade, St. Helier, Jersey, JE4 2QP, at 11:00 a.m. BST.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposal 2:

1. Election of Directors:
   01 - Oana Crisan
   02 - Andrew Fearon
   03 - Oliver Egerton-Vernon
2. To re-appoint WithumSmith+Brown PC as our independent registered public accounting firm to hold office from the conclusion of the 2026 Annual General Meeting until the conclusion of the next annual general meeting of the Company.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here's how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

- **Internet** – Go to **www.investorvote.com/WSHP.**
- **Phone** – Call us free of charge at 1-866-641-4276.
- **Email** – Send an email to investorvote@computershare.com with "Proxy Materials WeShop Holdings Limited" in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

  To facilitate timely delivery, requests for a paper copy of proxy materials must be received by 6 October 2026.